UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2016

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On April 10, 2016, the Audit Committee and the Board of Directors of BiondVax Pharmaceuticals Ltd. ("BiondVax"), unanimously resolved to approve the payment of two hundred thousand NIS (NIS 200,000), to be increased by an additional amount of up to NIS 200,000 as needed, for the benefit of Dr. Ron Babecoff, CEO and director of BiondVax, for the purpose of placing the bond required in connection with the previously reported investigation conducted by the Israeli Securities Authority ("ISA"), regarding certain shareholders' of BiondVax, not including among them Dr. Babecoff, alleged use of inside information. The resolution was adopted, inter alia, in accordance with the exemption and indemnification letter between BiondVax and Dr. Babecoff presently in effect, and in accordance with Israeli applicable law. The approval of the bond is considered a Related Party Transaction, as defined in the Israeli companies Law, 5759 – 1999, and thus required the approval of the Audit committee, in addition to the approval of the Board of Directors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: April 12, 2016	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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